Expense Limitation Agreement

To: Mutual Fund Series Trust
17605 Wright Street
Omaha, NE 68130

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Eventide Funds listed on Exhibit A (each a “Fund” and together the “Funds”) pursuant to a Management Agreement dated as of June 30, 2008 (the “Agreement”) as amended.

We hereby contractually agree to waive management fees and/or reimburse the Funds for expenses they incur, but only to the extent necessary to maintain each Fund’s total annual operating expenses (excluding any front-end or contingent deferred loads, any Rule 12b-l fees, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees and expenses or extraordinary expenses such as litigation) at the percentage of average daily net assets and term as stated in Exhibit A for each Fund.

Any waiver or reimbursement by us is subject to repayment by the applicable Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, EVENTIDE ASSET MANAGEMENT, LLC By:_/s/ Robin John_________________ Robin John, Chief Executive Officer

The foregoing Agreement is hereby accepted.

MUTUAL FUND SERIES TRUST By: /s/ Jerry Szilagyi_______________ Jerry Szilagyi, President

Dated: October 26, 2015

Exhibit A

Fund	Percent of Net Assets	Term
Eventide Gilead Fund	1.42%	10/31/16
Eventide Healthcare and Life Sciences Fund	1.43%	10/31/16
Eventide Multi-Asset Income Fund	0.95%	10/31/16